Our reliance on a limited number of suppliers for certain ingredients and packaging materials, the price and availability of ingredients and packaging materials, higher freight costs and higher energy costs could negatively impact profits.

We rely on a limited number of third party suppliers to provide certain ingredients used in our business. The primary ingredients used in our business include milk-based, whey-based and soy-based proteins and protein blends, and one supplier provides the majority of our milk-based protein. The supply and price of these ingredients are subject to market conditions and are influenced by many factors beyond our control, including animal feed costs, weather patterns affecting ingredient production, governmental programs and regulations, insects, plant diseases and inflation. Our primary packaging materials include aseptic foil and plastic lined cardboard cartons, aseptic plastic bottles, plastic jars and lids, flexible film, cartons and corrugate. We utilize a sole supplier for the aseptic packaging for our *Premier Protein* RTD shakes in the 11 ounce size. Although we maintain relationships with suppliers with the objective of ensuring that we have adequate sources for the supply of such ingredients and packaging materials, increases in demand for such items, both within our industry and in general, can result in shortages and higher costs. Our suppliers may not be able to meet our delivery schedules, we may lose a significant or sole supplier, a supplier may not be able to meet performance and quality specifications and we may not be able to purchase such items at a competitive cost. Further, the cost of ingredients and packaging materials may fluctuate widely, and we may experience shortages in certain items as a result of limited availability, increased demand, weather conditions and natural disasters, as well as other factors outside of our control. Our freight costs may increase due to factors such as limited carrier availability, increased fuel costs, increased compliance costs associated with new or changing government regulations and inflation. Higher prices for natural gas, propane, electricity and fuel also may increase our ingredient, production and delivery costs. The prices charged for our products may not reflect changes in our ingredient, packaging material, freight, tariff and energy costs at the time they occur, or at all.

The loss of key supply sources, for any reason, our inability to obtain necessary quantities of ingredients and packaging materials or changes in freight or energy costs may limit our ability to maintain existing margins and may have a material adverse effect on our business, financial condition, results of operations and cash flows. If we fail, or are unable, to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors' costs, and our business, financial condition, results of operations and cash flows could be adversely affected.

Disruption of our supply chain and changes in weather conditions could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to make, move and sell products in coordination with our suppliers, business partners and third party contract manufacturers is critical to our success. Damage or disruption to our collective supply, manufacturing or distribution capabilities resulting from weather, freight carrier availability, any potential effects of climate change, natural disaster, disease, fire, explosion, cyber-attacks, terrorism, pandemics, strikes, repairs or enhancements at facilities manufacturing or delivering our products or other reasons could impair our ability to manufacture, sell or timely deliver our products.

Changes in weather conditions and natural disasters, such as fires, floods, droughts, frosts, hurricanes, earthquakes, tornados, insect infestations and plant disease, also may affect the cost and supply of commodities used as raw materials, including milk-based, whey-based and soy-based proteins and protein blends. Further, as we rely on a limited number of third party suppliers to provide certain ingredients and packaging materials, and one supplier for the majority of our milk-based protein, adverse events affecting such suppliers may limit our ability to obtain such raw materials, or alternatives for these raw materials, at competitive prices, or at all. For example, for the last twelve months ended June 30, 2019, approximately 84% of our *Premier Protein* RTD shake supply came from our largest contract manufacturer, Stremick's Heritage Foods, LLC, from its three manufacturing facilities located in Riverside and Santa Ana, California and Joplin, Missouri, with approximately 57% of such supply manufactured at the Joplin, Missouri facility. In 2011, a major tornado struck Joplin, Missouri, but our supply of product from the Joplin, Missouri facility was not impacted. In addition, production

of the RTD protein shakes in the 11 ounce size by our third party contract manufacturers requires packaging that we currently are sourcing from only one supplier, and equipment that our third party contract manufacturers are currently sourcing from the same supplier. Our supply of packaging for our 11 ounce RTD protein shakes from this supplier comes primarily from its locations in Mexicali, Baja California, Mexico and Denton, Texas. Competitors can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations.

Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when an ingredient or packaging material is sourced from a single location or supplier, could adversely affect our business, financial condition, results of operations and cash flows and/or require additional resources to restore our supply chain.

Consolidation in our distribution channels, and competitive, economic and other pressures facing our customers, may hurt our profit margins.

Over the past several years, our channels have undergone significant consolidations and mass merchandisers and non-traditional retailers are gaining market share. As this trend continues and such customers grow larger, they may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other value brands and increased promotional programs. If we are unable to respond to these requirements, our profitability or volume growth could be negatively impacted. Additionally, if any of our customers are consolidated with another entity and the surviving entity of any such consolidation is not a customer or decides to discontinue purchasing our products, we may lose significant amounts of our preexisting business with the acquired customer. Further, the economic and competitive landscape for our customers is constantly changing, such as the emergence of new sales channels like eCommerce, and our customers' responses to those changes could impact our business. Consolidation in our channels also increases the risk that adverse changes to our customers' business operations or financial performance would have a material adverse effect on us.

We must identify changing consumer and customer preferences and develop and offer products to meet these preferences.

Our consumers are constantly seeking new products and strategies to help them achieve their healthy eating and fitness goals, and our success relies heavily on our ability to continue to develop and market to our consumers and our customers new and innovative products and extensions of existing products. Consumer focus includes dietary, fitness and health and wellness trends, different nutritional aspects and health effects of foods and beverages, sourcing practices relating to ingredients and animal welfare concerns. Emerging science and theories regarding health are constantly evolving, and products or methods of eating once considered healthy may over time become disfavored by consumers or no longer be perceived as healthy. Approaches regarding healthy lifestyles also are the subject of numerous studies and publications, often with differing views and opinions, some of which may be adverse to us. In order to respond to new and evolving consumer and customer demands, achieve market acceptance and keep pace with new nutritional, technological and other developments, we must constantly introduce new and innovative products into the market. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced products, and specifically, the initial sales volumes for new or enhanced products may not reach anticipated levels, we may be required to engage in extensive marketing efforts to promote such products, the costs of developing and promoting such products may exceed our expectations and such products may not perform as expected. Further, certain ingredients used in our products may become negatively perceived by consumers, resulting in decreased demand for our products or reformulation of existing products to remove such ingredients, which may negatively affect taste or other qualities. Prolonged negative perceptions concerning the health implications of certain food and beverage products could influence consumer preferences and acceptance of some of our products and marketing programs. Although we strive to respond to consumer preferences and social expectations, we may not be successful in these efforts. Any significant changes in consumer or customer preferences or our inability to anticipate or react,